manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

May 28, 2020

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed May 13, 2020 File No. 024-11188

Dear Mr. Regan and Mr. Lopez:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 22, 2020 (the “Second Comment Letter”) in connection with the Company’s amended Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on May 13, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Second Comment Letter. The comment from the Second Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Amendment No. 1 to Form 1-A Filed May 13, 2020

Experts, page 48

1.	Please tell us if you have relied upon Hughes Pittman & Gupton, LLP, the independent auditor for your financial statements as of and for the year ended December 31, 2018, as experts. Additionally, have your auditors amend their consents to acknowledge the reference to them under the caption “Experts,” if applicable. Reference is made to Item 17 paragraph 11 of the instruction to Form 1-A.

Response: The Company relied upon Hughes Pittman & Gupton, LLP, the independent auditor for the financial statements as of and for the year ended December 31, 2018, as experts.  The amended consents for Cherry Bekaert LLP and Hughes Pittman & Gupton, LLP that acknowledge the reference to each auditor under the caption “Experts” in the Offering Circular are appended to the Offering Circular as Exhibits 11.1 and 11.3, respectively, and such reliance as experts has been noted under the caption “Experts” in the Offering Circular.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Second Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, /s/ Brian S. Korn Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.

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